EXHIBIT 16.1

November 20, 2023

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Commissioners:

On November 17, 2023, we provided notice to Plumas Bancorp. (the Company) of our decision to not stand for reelection as the Company’s independent registered public accounting firm with respect to the audit and interim review engagements of the Company.

We have read the statements made by Plumas Bancorp, which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, dated November 20, 2023, and are in agreement with the disclosures in the referenced Form 8-K, insofar as they pertain to our firm. We have not been requested nor are we providing any representations related to the other disclosures included in this Form 8-K.

Sincerely,

/s/ Eide Bailly LLP

Eide Bailly LLP